Issuer Free Writing Prospectus
File pursuant to Rule 433
Registration Nos. 333-132370 and 333-132370-01

Offering Summary dated August 27, 2008

(Related to the Pricing Supplement No. 2008-MTNDD323, Subject to Completion, Dated August 27, 2008)

Principal Protected Notes Based Upon a Basket of Currencies Due September 2010

Issuer:	Citigroup Funding Inc.
Security:	Principal Protected Notes Based Upon a Basket of Currencies Due September 2010
Guarantee:	Any payments due on the Notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company.
Rating of the Issuer’s Obligations:	Aa3/AA-(Moody’s/S&P) based upon the Citigroup Inc. guarantee and subject to change during the term of the Notes.
Principal Protection:	100% if held to the Maturity Date.
Pricing Date:	September , 2008
Issue Date:	September , 2008
Valuation Date:	Five business days before the Maturity Date.
Maturity Date:	Approximately two years after the Issue Date.
Price to Public:	Variable, at prevailing market prices or at prices otherwise negotiated.
Payment at Maturity:	For each US$1,000 Note, US$1,000 plus a Basket Return Amount.
Basket Return Amount:	US$1,000 x Basket Return Percentage x Participation Rate, provided that the Basket Return Amount will not be less than US$35 per Note.
Basket Return Percentage:	The sum of the Weighted Currency Return for each of the Basket Currencies, expressed as a percentage.
Weighted Currency Return:	Starting Exchange Rate – Ending Exchange Rate x Allocation Percentage Starting Exchange Rate
Allocation Percentage:	25% for each of the Basket Currencies.
Basket Currencies:	The Australian dollar, Brazilian real, Mexican peso and Russian ruble.
Starting Exchange Rate:	Each of the USDAUD, USDBRL, USDMXN and USDRUB Exchange Rates on the Pricing Date.
Ending Exchange Rate:	Each of the USDAUD, USDBRL, USDMXN and USDRUB Exchange Rates on the Valuation Date.
Participation Rate:	Approximately 170% to 210% (to be determined on the Pricing Date).
Underwriting Discount:	0.00%. However, it is possible that Citigroup Global Markets and its affiliates may profit from expected hedging activity related to this offering, even if the value of the Notes declines. You should refer to “Key Risk Factors” below and “Risk Factors Relating to the Notes” and “Plan of Distribution” in the pricing supplement related to this offering for more information.
Sales Commission Earned:	Approximately US$12.50 to US$15.00 per Note for each Note sold by a Smith Barney Financial Advisor.
Sales Concession Granted:	Not to exceed US$15.00 per Note for each Note sold by a dealer, including Citi International Financial, Citigroup Global Markets Singapore Pte. Ltd. and Citigroup Global Markets Asia Limited, broker-dealers affiliated with Citigroup Global Markets.
USDAUD Exchange Rate:	The USDAUD Exchange Rate, expressed as the amount of Australian dollars per one U.S. dollar, will be calculated by the calculation agent by dividing 1 by the AUDUSD Exchange Rate. The AUDUSD Exchange Rate will equal the Australian dollar/U.S. dollar Exchange Rate in the global spot foreign exchange market, expressed as the amount of U.S. dollars per one Australian dollar, as reported by Reuters on Page “1FEE,” or any substitute page, on any relevant date.
USDBRL Exchange Rate:	The U.S. dollar/Brazilian real exchange rate in the global spot foreign exchange market, expressed as the amount of Brazilian reais per one U.S. dollar. The USDBRL Exchange Rate will be the offer side exchange rate in the column “PTAX,” as reported by Reuters on Page “BRFR,” or any substitute page, on any relevant date.
USDMXN Exchange Rate:	The U.S. dollar/Mexican peso exchange rate in the global spot foreign exchange market, expressed as the amount of Mexican pesos per one U.S. dollar, as reported by Bloomberg on Page “MXFT,” or any substitute page, on any relevant date.
USDRUB Exchange Rate:	The U.S. dollar/Russian ruble exchange rate in the global spot foreign exchange market, expressed as the amount of Russian rubles per one U.S. dollar, as reported by Reuters on Page “EMTA,” or any substitute page, on any relevant date.
Denominations:	Minimum denominations and increments of US$1,000
Listing:	None
Calculation Agent:	Citigroup Financial Products Inc.
Business Day:	Any day that is not a Saturday, a Sunday or a day on which the securities exchanges or banking institutions or trust companies in the City of New York are authorized or obligated by law or executive order to close.
CUSIP:

Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including a prospectus and related prospectus supplement) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus and related prospectus supplement in that registration statement (File No. 333-132370) and the other documents Citigroup Funding and Citigroup Inc. have filed with the SEC for more complete information about Citigroup Funding, Citigroup Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus and related prospectus supplement by calling toll-free 1-877-858-5407.

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

This offering summary represents a summary of the terms and conditions of the Notes. We encourage you to read the pricing supplement and accompanying prospectus supplement and prospectus related to this offering.

How the Notes Work

Principal Protected Notes Based upon a Basket of Currencies Due September 2010 (the “Notes”) are hybrid investments that combine characteristics of currency and fixed income instruments. Similar to a fixed income investment, these Notes offer investors the safety of 100% principal protection if held at maturity. However, instead of paying a periodic interest, the return on these Notes is paid at maturity and is based upon the Basket Return Percentage and the Participation Rate; provided that the minimum return on the Notes will be 3.5% of the principal amount per Note. The Basket Return Percentage will equal the average of the weighted percentage change of the value of each of the Basket Currencies relative to the U.S. dollar over the term of the Notes. The basket of currencies is comprised of the Australian dollar, the Brazilian real, the Mexican peso and the Russian ruble (the “Basket Currencies”). This investment allows investors to participate in the growth potential of the value of the Basket Currencies relative to the U.S. dollar while guaranteeing a minimum return of 3.5% over the life of the investment. The Notes do not offer current income, which means that you will not receive any periodic interest or other payments on the Notes prior to maturity.

The Notes are currency basket-linked securities issued by Citigroup Funding Inc. that have a maturity of approximately two years. At maturity, you will receive an amount in cash equal to the sum of your initial investment in the Notes plus a Basket Return Amount, which will depend on the Basket Return Percentage and the Participation Rate but will be at least US$35 per US$1,000 Note. The Basket Return Percentage will equal the average weighted percentage change of the value of each of the Basket Currencies relative to the U.S. dollar, as measured by each relevant exchange rate, from the Pricing Date to the Valuation Date. The Participation Rate is expected to be approximately 170% to 210% (to be determined on the Pricing Date).

The performance of each of the Basket Currencies is measured by its exchange rate. Each exchange rate reflects the amount of the relevant Basket Currency that can be exchanged for one U.S. dollar. Thus, an increase in a Basket Currency’s exchange rate means that the value of that currency has decreased. For example, if the USDBRL Exchange Rate has increased from 1.00 to 2.00, it means the value of one Brazilian real (as measured against the U.S. dollar) has decreased from US$1.00 to US$0.50. Conversely, a decrease in a Basket Currency’s exchange rate means that the value of that currency has increased. Increases in the values of the Basket Currencies relative to the U.S. dollar may lead to a higher return on your Notes, while decreases in the values of the Basket Currencies may lead to you receiving only the guaranteed minimum return on your Notes. Because the Basket Return Percentage will be based on the sum of the Weighted Currency Returns for each of the Basket Currencies, a significant increase in the value of one currency may be substantially or entirely offset by a decrease in the value of the other currencies in the basket.

The Basket Return Amount will equal the product of (1) the principal amount of Notes held at maturity, (2) the Basket Return Percentage, and (3) a Participation Rate of approximately 170% to 210% (to be determined on the Pricing Date), provided that the Basket Return Amount will not be less than US$35 per US$1,000 principal amount. Because the Notes provide a minimum return of 3.5% (or approximately 1.75% per annum), the payment you receive at maturity will not be less than approximately 103.5% of your initial investment in the Notes, even though the amount payable to you at maturity is dependent on the performance of the Basket Currencies relative to the U.S. dollar, as measured by each relevant Exchange Rate.

Type of Investor

These Notes may be an appropriate investment for the following types of investors:

■	Investors looking for exposure to currency basket-linked investments on a principal protected basis but who are willing to forego current income.

■	Investors expecting substantial appreciation of the Basket Currencies relative to the U.S. dollar over the term of the Notes.

■	Investors who seek to add a currency basket-linked investment to their portfolio for diversification purposes.

These Notes are not a suitable investment for investors who require regular fixed income payments since no payments will be made prior to maturity.

The Notes are a series of unsecured senior debt securities issued by Citigroup Funding. Any payments due on the Notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company. The Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding, and, as a result of the guarantee, any payments due under the Notes, including payment of principal, will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc.

Benefits of the Notes

■	Return Potential

The Basket Return Amount payable at maturity is based on the Basket Return Percentage and the Participation Rate, enabling you to participate in the potential increase in the value of the Basket Currencies during the term of the Notes without directly investing in the Basket Currencies.

■	Principal Protection

On the Maturity Date, we will pay you the principal amount of the Notes you then hold plus at least 3.5% of the principal amount of the Notes you then hold regardless of the performance of the Basket Currencies.

■	Diversification

The Notes are based on the performance of the Basket Currencies and may allow you to diversify an existing portfolio mix of stocks, bonds, mutual funds and cash.

Key Risk Factors for the Notes

■	The Return on Your Notes May Be As Low As Approximately 3.5% (or Approximately 1.75% Per Annum)

Unless the Basket Return Percentage is greater than approximately between 1.7% and 2.1% (to be determined on the Pricing Date), the Maturity Payment will be limited to approximately 103.5% (to be determined on the Pricing Date) of the amount of your initial investment in the Notes. This will be true even if the value of one or more of the Basket Currencies has increased by more than approximately between 1.7% and 2.1% at one or more times during the term of the Notes but the values of the other Basket Currencies have decreased or have not increased sufficiently over the term of the Notes.

■	Reference to a Basket of Currencies May Lower Your Return

Because the Basket Return Percentage will be based on the sum of the Weighted Currency Return for each of the Basket Currencies, a significant increase in the value of one or more currencies relative to the U.S. dollar may be substantially or entirely offset by a decrease in the value of one or more of the other currencies in the basket relative to the U.S. dollar during the term of the Notes.

■	No Periodic Payments

You will not receive any periodic payments of interest or any other periodic payments on the Notes.

■	Potential for a Lower Comparable Yield

There is no interest payable on the Notes. As a result, if the Basket Return Percentage is less than     %, the effective yield on your Notes will be less than that which would be payable on a conventional fixed-rate, non-callable debt security of Citigroup Funding of comparable maturity.

■	Secondary Market May Not Be Liquid

The Notes will not be listed on any exchange. There is currently no secondary market for the Notes. Citigroup Global Markets Inc. and/or other of Citigroup Funding’s affiliated dealers currently intend, but are not obligated, to make a market in the Notes. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the Notes.

■	Resale Value of the Notes May Be Lower Than Your Initial Investment

Due to, among other things, changes in the value of the Basket Currencies, interest rates and Citigroup Funding and Citigroup Inc.’s perceived creditworthiness, the Notes may trade at prices below their initial issue price. You could receive substantially less than the amount of your investment if you sell your Notes prior to maturity.

■	Tax Treatment of the Notes

The federal income tax treatment of the Notes differs from the tax treatment of traditional fixed-rate notes. The federal income tax treatment of the Notes will require U.S. investors to include original issue discount (“OID”) for U.S. federal income tax purposes in gross income on a constant yield basis annually over the term of the Notes, although U.S. investors will receive no payments with respect to the Notes before maturity. Non-U.S. investors will generally not be subject to U.S. income or withholding tax, provided that certain certification requirements are met. See “Certain U.S. Federal Income Tax Considerations – United States Investors” in the pricing supplement for further information.

■	Citigroup Inc. Credit Risk

The Notes are subject to the credit risk of Citigroup Inc., Citigroup Funding’s parent company and the guarantor of any payments due on the Notes.

■	Fees and Conflicts

Citigroup Financial Products and its affiliates involved in this offering are expected to receive compensation for activities and services provided in connection with the Notes. Further, Citigroup Funding expects to hedge its obligations under the Notes through the trading of the relevant currencies or other instruments, such as options, swaps or futures, based upon the Basket Currencies by one or more of its affiliates. Each of Citigroup Funding’s or its affiliates’ hedging activities and Citigroup Financial Products’ role as the Calculation Agent for the Notes may result in a conflict of interest.

The Basket Currencies and Exchange Rates

General

The Basket Currencies are the Australian dollar, Brazilian real, Mexican peso and Russian ruble (collectively, the “Basket Currencies”). Exchange rates are used to measure the performance of each of the Basket Currencies relative to the U.S. dollar.

The relevant exchange rates are foreign exchange spot rates that measure the relative values of two currencies, the U.S. dollar and the Australian dollar in the case of the USDAUD Exchange Rate; the U.S. dollar and the Brazilian real in the case of the USDBRL Exchange Rate; the U.S. dollar and the Mexican peso in the case of the USDMXN Exchange Rate; and the U.S. dollar and the Russian ruble in the case of the USDRUB Exchange Rate. Each exchange rate is expressed as an amount of the relevant Basket Currency that can be exchanged for one U.S. dollar. Thus, an increase in a Basket Currency’s exchange rate means that the value of that currency has decreased. For example, if the USDBRL Exchange Rate has increased from 1.00 to 2.00, it means the value of one Brazilian real (as measured against one U.S. dollar) has decreased from US$1.00 to US$0.50. Conversely, a decrease in a Basket Currency’s exchange rate means that the value of that currency has increased.

The Australian dollar is the official currency of the Commonwealth of Australia.

The Brazilian real is the official currency of the Federative Republic of Brazil.

The Mexican peso is the official currency of the United Mexican States.

The Russian ruble is the official currency of the Russian Federation.

We have obtained all information in this offering summary relating to the Australian dollar, Brazilian real, Mexican peso and Russian ruble and the relevant exchange rates from public sources, without independent verification. Currently the relevant exchange rates are published in The Wall Street Journal and other financial publications of general circulation. However, for purposes of calculating amounts due to holders of the Notes, the value of each Basket Currency will be determined as described in “Preliminary Terms” above.

Historical Data on the Exchange Rates

The following table sets forth, for each of the quarterly periods indicated, the high and low closing values of each relevant exchange rate, as reported by Reuters and Bloomberg. The historical data on the relevant exchange rate are not indicative of the future performance of the Basket Currencies or what the value of the Notes may be. Any historical upward or downward trend in any of the relevant exchange rates during any period set forth below is not an indication that the value of the Basket Currencies is more or less likely to increase or decrease at any time over the term of the Notes.

	USDAUD Exchange Rate		USDBRL Exchange Rate		USDMXN Exchange Rate		USDRUB Exchange Rate
	High	Low	High	Low	High	Low	High	Low
2003
Quarter
First	1.7728	1.6221	3.6650	3.2610	11.2250	10.3280	31.9550	31.3722
Second	1.6697	1.4847	3.3135	2.8385	10.7651	10.1068	31.2865	30.3215
Third	1.5710	1.4683	3.0675	2.8155	11.0475	10.3490	30.7254	30.2428
Fourth	1.4726	1.3298	2.9475	2.8310	11.3985	10.9582	30.5212	29.2390
2004
Quarter
First	1.3637	1.2525	2.9645	2.7820	11.2103	10.8172	29.2425	28.4375
Second	1.4654	1.3043	3.2118	2.8755	11.6328	11.1598	29.0825	28.5075
Third	1.4529	1.3658	3.0782	2.8505	11.6005	11.3453	29.2755	28.9900
Fourth	1.3858	1.2629	2.8800	2.6530	11.5390	11.1213	29.2210	27.7200
2005
Quarter
First	1.3240	1.2524	2.7640	2.5665	11.4018	10.9790	28.1950	27.4487
Second	1.3343	1.2798	2.6588	2.3325	11.2307	10.7610	28.6800	27.7080
Third	1.3524	1.2902	2.4870	2.2140	10.8936	10.5809	28.8312	28.1600
Fourth	1.3810	1.3095	2.3800	2.1615	10.9408	10.4097	28.9814	28.4295
2006
Quarter
First	1.4172	1.3187	2.3364	2.1040	10.9633	10.4303	28.7414	27.6651
Second	1.3933	1.2852	2.3525	2.0555	11.4809	10.8381	27.7165	26.7316
Third	1.3501	1.2980	2.2244	2.1230	11.1901	10.7480	27.0500	26.6660
Fourth	1.3452	1.2636	2.2000	2.1310	11.0842	10.7093	26.9846	26.1735
2007
Quarter
First	1.2947	1.2340	2.1520	2.0395	11.1917	10.7708	26.6019	25.9736
Second	1.2299	1.1777	2.0475	1.9025	11.0336	10.7131	26.0408	25.6837
Third	1.2723	1.1293	2.0562	1.8330	11.2676	10.7207	25.8933	24.8595
Fourth	1.1686	1.0673	1.8484	1.7355	11.0037	10.6639	25.0523	24.2875
2008
Quarter
First	1.1555	1.0567	1.8301	1.6700	10.9813	10.6482	24.8025	23.4875
Second	1.1029	1.0369	1.7534	1.5919	10.5985	10.2753	23.8867	23.3258
Third (through August 26)	1.1681	1.0207	1.6389	1.5593	10.3908	9.9180	24.6533	23.0890

The USDAUD Exchange Rate, as calculated from the AUDUSD exchange rate appearing on Reuters page “1FEE,” on August 26, 2008 was 1.1681.

The USDBRL Exchange Rate appearing as the offer side exchange rate in the column “PTAX” on Reuters Page “BRFR” on August 26, 2008 was 1.6375.

The USDMXN Exchange Rate appearing on Bloomberg Page “MXFT” on August 26, 2008 was 10.173.

The USDRUB Exchange Rate appearing on Reuters Page “EMTA” on August 26, 2008 was 24.6533.

Hypothetical Maturity Payment Examples

The examples below show the hypothetical maturity payments to be made on an investment of US$1,000 principal amount of Notes based on various Ending Exchange Rates of the Basket Currencies. The following examples of hypothetical maturity payment calculations are based on the following assumptions:

■	Pricing Date: September 24, 2008

■	Issue Date: September 29, 2008

■	Maturity Date: September 29, 2010

■	Principal amount: US$1,000 per Note

■	Starting Exchange Rate of the USDBRL Exchange Rate: 1.5593

■	Starting Exchange Rate of the USDRUB Exchange Rate: 23.4657

■	Starting Exchange Rate of the USDMXN Exchange Rate: 9.98

■	Starting Exchange Rate of the USDAUD Exchange Rate: 1.1200

■	Participation Rate: 170%

■	Minimum Basket Return Amount: US$35 per Note

■	Allocation Percentage: 25% for each of the Australian dollar, Brazilian real, Mexican peso and Russian ruble

■	The Notes are purchased on the Issue Date and are held through the Maturity Date.

The following examples are for purposes of illustration only and would provide different results if different assumptions were applied. The actual maturity payment will depend on the actual Basket Return Amount, which, in turn, will depend on the actual Starting Exchange Rate and Ending Exchange Rate of the each Basket Currency and the Participation Rate and the Allocation Percentage.

	Hypothetical Ending Exchange Rate				Hypothetical Weighted Currency Return(1)				Hypothetical Basket Return Percentage(2)	Hypothetical Basket Return Amount(3)	Hypothetical Maturity Payment (per $1,000 Note)(4)	Hypothetical Note Return Percentage (per annum)
Example	USD BRL	USD RUB	USD MXN	USD AUD	USD BRL	USD RUB	USD MXN	USD AUD
1	2.1520	26.6019	11.7579	1.2281	-9.503%	-3.341%	-4.454%	-2.413%	-19.711%	$35.00	$1,035.00	1.750%
2	1.7008	24.8018	9.6993	1.1029	-2.269%	-1.423%	0.703%	0.382%	-2.607%	$35.00	$1,035.00	1.750%
3	1.6250	24.5650	10.1026	1.0568	-1.053%	-1.171%	-0.307%	1.411%	-1.121%	$35.00	$1,035.00	1.750%
4	1.5550	22.1362	10.0803	0.9549	0.069%	1.416%	-0.251%	3.685%	4.919%	$49.19	$1,049.19	2.460%
5	1.5097	24.3736	8.2660	0.9263	0.795%	-0.967%	4.294%	4.324%	8.445%	$84.45	$1,084.45	4.223%
6	1.4061	20.3355	8.2658	0.9036	2.456%	3.335%	4.294%	4.830%	14.916%	$149.16	$1,149.16	7.458%

(1)	Hypothetical Weighted Currency Return for each of the Basket Currenices =

[(Starting Exchange Rate – Ending Exchange Rate)/ Starting Exchange Rate] x 25%.

(2)	Hypothetical Basket Return Percentage = Sum of Weighted Currency Returns for USDAUD, USDBRL, USDMXN and USDRUB.
(3)	Hypothetical Basket Return Amount = the greater of (US$1,000 x Basket Return Percentage x 170%) and US$35.
(4)	Hypothetical Payment at Maturity = US$1,000 + Basket Return Amount.

Certain U.S. Federal Income Tax Considerations

The following summarizes certain federal income tax considerations for initial U.S. investors that hold the Notes as capital assets.

All investors should refer to the preliminary pricing supplement related to this offering and the accompanying prospectus supplement and prospectus for additional information relating to U.S. federal income tax and should consult their tax advisors to determine the tax consequences particular to their situation.

Because the Notes are contingent payment debt obligations of Citigroup Funding, U.S. holders of the Notes will be required to include original issue discount (“OID”) for U.S. federal income tax purposes in gross income on a constant yield basis over the term of the Notes. This tax OID (computed at an assumed comparable yield of         % compounded semiannually) will be includible in a U.S. holder’s gross income (as ordinary income) over the term of the Notes (although holders will receive no payments on the Notes prior to maturity), and generally will be reported to U.S. non-corporate holders on an IRS Form 1099. The assumed comparable yield is based on a rate at which Citigroup Funding would issue a similar debt obligation with no contingent payments. The amount of tax OID is based on an assumed amount representing all amounts payable on the Notes. This assumed amount is neither a prediction nor guarantee of the actual yield of, or payments to be made in respect of, the Notes. If the amount we actually pay at maturity is, in fact, less than this assumed amount, then a U.S. holder will have recognized taxable income in periods prior to maturity that exceeds that holder’s economic income from holding the Notes during such periods (with an offsetting ordinary loss). If the amount we actually pay at maturity is, in fact, higher than this assumed amount, then a U.S. holder will be required to include such additional amount as ordinary income. If a U.S. holder disposes of the Notes, the U.S. holder will be required to treat any gain recognized upon the disposition of the Notes as ordinary income (rather than capital gain).

In the case of a holder of the Notes that is not a U.S. person all payments made with respect to the Notes and any gain realized upon the sale or other disposition of the Notes should not be subject to U.S. income or withholding tax, provided that the holder complies with applicable certification requirements (including in general the furnishing of an IRS form W-8 or substitute form) and such payments and gain are not effectively connected with a U.S. trade or business of such holder.

ERISA and IRA Purchase Considerations

Employee benefit plans subject to ERISA, entities the assets of which are deemed to constitute the assets of such plans, governmental or other plans subject to laws substantially similar to ERISA and retirement accounts (including Keogh, SEP and SIMPLE plans, individual retirement accounts and individual retirement annuities) are permitted to purchase the Notes as long as either (A)(1) no Citigroup Global Markets affiliate or employee is a fiduciary to such plan or retirement account that has or exercises any discretionary authority or control with respect to the assets of such plan or retirement account used to purchase the Notes or renders investment advice with respect to those assets and (2) such plan or retirement account is paying no more than adequate consideration for the Notes or (B) its acquisition and holding of the Notes is not prohibited by any such provisions or laws or is exempt from any such prohibition.

However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the Notes if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of Notes by the account, plan or annuity.

You should refer to the section “ERISA Matters” in the pricing supplement related to this offering for more information.

Additional Considerations

If any of the USDMXN, USDBRL, USDRUB or AUDUSD Exchange Rates are not so reported on Bloomberg Page “MXFT” or Reuters Pages “BRFR,” “EMTA,” or “1FEE,” or any substitute pages thereto, the Calculation Agent may determine the relevant exchange rates in accordance with the procedures set forth in the preliminary pricing supplement related to this offering. You should refer to the section “Description of the Notes – Basket Return Amount” in the preliminary pricing supplement for more information.

Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering will conform to the requirements set forth in Rule 2720 of the NASD Conduct Rules adopted by the Financial Industry Regulatory Authority.

Client accounts over which Citigroup Inc. or its affiliates have investment discretion are NOT permitted to purchase the Notes, either directly or indirectly.

© 2008 Citigroup Global Markets Inc. All rights reserved. Citi and Citi and Arc Design are trademarks and service marks of Citigroup Inc. or its affiliates and are used and registered throughout the world.